DIRECT GENERAL CORPORATION
NASHVILLE, TENNESSEE

J. TODD HAGELY

SENIOR VICE PRESIDENT
& CHIEF FINANCIAL OFFICER
August 14, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-50360
Dear Mr. Rosenberg:
The purpose of this letter is to acknowledge receipt of your letter dated August 1, 2006 regarding your review of Direct General Corporation’s Form 10-K filing for the year ended December 31, 2005. We understand that the purpose of your review is to provide us with comments that will assist us in enhancing the overall disclosures in our filing. We have reviewed your comments and are currently in the process of finalizing our responses in disclosure-type format.
We look forward to working with you and your staff in addressing these matters. As we discussed with your staff, we plan to file our response no later than August 22, 2006.
In the meantime, please contact me at (615) 365-3605 if you have any questions or need additional information.
Sincerely,
/s/ J. Todd Hagely
J. Todd Hagely
1281 MURFREESBORO ROAD • NASHVILLE, TENNESSEE 37217 • 615-365-3605 • FAX 615-366-3766